Exhibit 99

Avecia Group plc

Financial Statements – December 31, 2002

TABLE OF CONTENTS

Consolidated Profit and Loss Accounts for the financial years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Consolidated Balance Sheets as at December 31, 2002 and December 31, 2001.

Consolidated Cash Flow Statements for the financial years ended December 31, 2002, December 31, 2001 and December 31, 2000.

Selected Notes to Financial Statements

The financial information set out in this document in relation to the twelve months ended December 31, 2002 is unaudited, and does not constitute the company’s statutory accounts for that period. The UK statutory accounts for the twelve months ended December 31, 2002, will be finalised on the basis of financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies in due course, and similarly the form 20-F will be delivered to the SEC in due course.

Avecia Group plc
Year ended December 31, 2002

Consolidated profit and loss accounts

		For the year ended December 31, 2002	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2001	For the year ended December 31, 2000	For the year ended December 31, 2000
		£million	£million	£million	£million	£million	£million
	Note
Turnover: group and share of joint ventures			589.2		815.1		800.5
Less: share of joint ventures’ turnover			(13.5)		(11.5)		(10.9)

Group turnover	3
Continuing operations		575.7		590.1		564.6
Discontinued operations		–		213.5		225.0

			575.7		803.6		789.6

Operating costs	4		(600.1)		(759.4)		(718.7)
Other operating income			7.6		4.2		3.9

Group operating (loss)/ profit
Continuing operations		(16.8)		19.6		42.7
Discontinued operations		–		28.8		32.1

			(16.8)		48.4		74.8
Share of operating profit of joint ventures			2.2		1.4		1.4
Profit on disposal of business	5		9.4		4.0		–

(Loss) / Profit on ordinary activities before interest and taxation			(5.2)		53.8		76.2

Other interest receivable and similar income	7		34.5		2.6		3.8
Interest payable and similar charges	8		(65.4)		(88.9)		(107.4)

Loss on ordinary activities before taxation	6		(36.1)		(32.5)		(27.4)
Taxation on loss on ordinary activities			(6.5)		(5.8)		(8.1)

Loss on ordinary activities after taxation			(42.6)		(38.3)		(35.5)

Appropriation			(6.0)		(5.4)		(4.5)

Retained loss for the financial period			(48.6)		(43.7)		(40.0)

The accompanying notes are an integral part of these financial statements.

Avecia Group plc
Year ended December 31, 2002

Consolidated balance sheet

		Avecia Group plc Consolidated
		Balance Sheet as at
		December 31, 2002	December 31, 2001

	Note	£ million	£ million
Fixed assets
Intangible assets
Goodwill		318.3	500.4
Other intangible assets		11.7	11.4

		330.0	511.8
Tangible assets		336.1	401.8
Investments
Investments in joint ventures
Share of gross assets and goodwill		23.3	28.3
Share of gross liabilities		(1.5)	(1.1)

		21.8	27.2

		687.9	940.8
Current assets
Stocks		83.8	130.6
Debtors		137.9	166.8
Cash at bank and in hand		16.2	12.6

		237.9	310.0
Creditors: amounts falling due within one year	9	(127.1)	(155.3)

Net current assets		110.8	154.7

Total assets less current liabilities		798.7	1,095.5

Creditors: amounts falling due after more than one year	10	(545.3)	(790.2)
Provisions for liabilities and charges		(33.6)	(31.8)

Net assets		219.8	273.5

Capital and reserves
Called up share capital		330.5	330.4
Share premium account		15.2	16.4
Profit and loss account		(128.7)	(77.1)
Shares to be issued		2.8	2.7

Shareholders’ funds		219.8	272.4

of which: equity shareholders’ funds		184.8	240.4
non-equity shareholders’ funds		35.0	32.0

		219.8	272.4
Minority interests		–	1.1

Shareholders’ funds and minority interests		219.8	273.5

The accompanying notes are an integral part of these financial statements

Avecia Group plc
Year ended December 31, 2002

Consolidated cash flow statements

		Avecia Group plc Consolidated
		For the year ended December 31, 2002	For the year ended December 31, 2001	For the Year ended December 31, 2000

	Note	£ million	£ million	£ million
Net cash inflow from operating activities	13	107.8	120.5	147.2
Dividends from joint ventures	14	5.5	2.9	2.7
Returns on investments and servicing of finance	14	(56.9)	(73.3)	(74.6)
Taxation		(4.1)	(7.7)	(9.2)
Capital expenditure and financial investment	14	(43.1)	(62.1)	(64.2)
Acquisitions and disposals	14	196.2	31.1	(36.6)

Cash inflow/(outflow) before financing		205.4	11.4	(34.7)

Financing	14	(201.2)	(20.3)	(12.5)

Increase/(Decrease) in cash in the period		4.2	(8.9)	(47.2)

Increase/(decrease) in cash in the period		4.2	(8.9)	(47.2)

Cash inflow from increase in debt and lease financing		(39.0)	(63.0)	(26.0)
Cash outflow from decrease in debt and lease financing		240.3	82.6	36.1

Change in net debt resulting from cash flows		205.5	10.7	(37.1)

Cash/(loans and finance leases) acquired with subsidiary		–	0.5	(0.3)
Translation differences		41.2	(10.1)	(37.2)
Non-cash items		(5.1)	0.9	(3.4)

Movement in net debt in the period		241.6	2.0	(78.0)
Net debt at the start of the period		(792.9)	(794.9)	(716.9)

Net debt at the end of the period		(551.3)	(792.9)	(794.9)

The accompanying notes are an integral part of these financial statements.

Avecia Group plc
Year ended December 31, 2002

Consolidated statements of total recognized gains and losses

	Avecia Group plc Consolidated
	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2002	2001	2000

	£ million	£ million	£ million
Loss for the financial period
Group	(44.8)	(39.8)	(37.0)
Share of joint ventures	2.2	1.5	1.5

	(42.6)	(38.3)	(35.5)
Net exchange differences on the retranslation of net investments and related borrowings	(9.0)	(3.4)	2.3

Total recognized losses relating to the financial Period	(51.6)	(41.7)	(33.2)

Reconciliation of consolidated movements in shareholders’ funds

		Avecia Group plc Consolidated
		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
		2002	2001	2000

	Notes	£ million	£ million	£ million

Loss for the financial period		(42.6)	(38.3)	(35.5)
Appropriation of profit relating to non equity shares		(6.0)	(5.4)	(4.5)

		(48.6)	(43.7)	(40.0)
Other recognized gains and losses relating to the period (net)		(10.1)	(3.1)	4.1
New share capital subscribed		0.2	0.1	0.2
Premium on share issues (net of issue costs)		5.3	4.6	3.5
Shares to be issued		0.2	0.4	0.4
Amortization of share issue costs		0.4	0.4	0.5

Net addition to shareholders’ funds		(52.6)	(41.3)	(31.3)
Opening shareholders’ funds		272.4	313.7	345.0

Closing shareholders’ funds		219.8	272.4	313.7

The accompanying notes are an integral part of these financial statements.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (forming part of the financial statements)

1 Basis of preparation

General
The financial statements have been prepared in accordance with generally accepted accounting standards in the United Kingdom (‘UK GAAP’), and under the historical cost accounting rules. These accounting standards differ in certain significant aspects from generally accepted accounting principles in the United States (‘US GAAP’).

According to the requirements of UK Financial Reporting Standard 3 – ‘Reporting Financial Performance’, the Stahl business has been classified as a discontinued operation. Its results have therefore been presented separately for all periods presented here.

Consolidated financial statements
The consolidated financial statements include the financial statements of the company and its subsidiary undertakings for the year ended December 31, 2002, the year ended December 31, 2001 and year ended December 31, 2000. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. All significant intercompany accounts and transactions have been eliminated.

A joint venture is an undertaking in which the group has a long term interest and over which it exercises joint control. The group’s share of the profits less losses of joint ventures is included in the consolidated profit and loss account, and its interest in their net assets is included in investments in the consolidated balance sheet.

Going Concern
The Directors have reviewed the Group’s budget for the current year including cash flows and forecasts of headroom available against debt covenants. Following this review, the Directors have formed a judgment that at the time of preparation of these financial statements, the Group is planning to operate within the terms of its finance facilities, and within the resources available. For this reason, the Directors have prepared these financial statements on a going concern basis.

New UK Accounting Standards
No new UK accounting standards were adopted during the year ended December 31, 2002.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

2	Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Purchased goodwill, representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, is capitalized and is amortized to nil by equal annual installments over its estimated useful life.

Goodwill arising on the acquisition of the Specialty Chemicals division of AstraZeneca plc and subsequent acquisitions is being amortised over 15 years. On the subsequent disposal or termination of a business acquired, the profit or loss on disposal or termination is calculated after charging/crediting the unamortised amount of any related goodwill/negative goodwill.

Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Investments

A joint venture is an entity in which an interest is held on a long term basis and which is jointly controlled with one or more other venturers under a contractual agreement.

The share of the profits and losses of all significant joint ventures is included in the consolidated profit and loss account on the equity accounting method. The holding value of significant joint ventures in the balance sheet is calculated by reference to equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Fixed asset investments, other than in joint ventures and associates, are stated at cost less provision for any impairment.

Depreciation and amortization

The book value of each tangible fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets acquired, including patents and intellectual property rights, are capitalized and amortized on a straight line basis over their estimated useful lives (not exceeding 20 years). If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such an asset to future net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Environmental liabilities

The business is exposed to environmental liabilities relating to operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

2	Accounting policies

Foreign currencies

Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at rates prevailing at the balance sheet date.

Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising from the translation of the net investments of overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Leases

Assets held under finance leases are capitalized and included in tangible fixed assets. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Post-retirement benefits

The pension costs relating to UK retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans which it is intended should remain a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans. Retirement plans of non-UK subsidiary undertakings are accounted for in accordance with local conditions and practice.

With minor exceptions, these subsidiary undertakings recognize the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries. The costs of providing post-retirement benefits other than pensions, principally healthcare, are charged to the profit and loss account on a consistent basis over the average service lives of employees. Such costs are assessed in accordance with the advice of independent qualified actuaries.

Research and development and advertising expenditure

Research and development and advertising expenditure is charged to the profit and loss account in the period in which it is incurred.

Stocks valuation

Finished goods are stated at the lower of cost and net realizable value and raw materials and other stocks at the lower of cost or replacement price. The first-in, first-out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realizable value is determined as selling price less costs of disposal.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

2	Accounting policies

Taxation

The charge for taxation is based on the profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognized to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there would be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Turnover and revenue recognition

The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segment turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Where multiple-element sales arrangements exist, this entails the company recognizing revenue on individual contract elements for work performed or services rendered during the period.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Financial instruments

Derivative financial instruments are used to hedge exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments. Gains and losses on contracts hedging forecast transaction cash flows are recognized in the same hedged periods. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are netted against the carrying value of the related debt and charged to the profit and loss account over the lives of the issue. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognized in the profit and loss account immediately.

If the hedge transaction is terminated, the profits and losses on termination are held on the balance sheet and amortized over the life of the original underlying transaction.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information

Classes of business

Avecia is a global group of specialized chemical businesses, which develop, manufacture and market chemical products to customers in a wide range of industries.

Avecia operates through four main businesses, all of which report to the central Avecia management team. Inter segment sales are nominal. Following is a brief description of each business segment:

Fine Chemicals – produces chemical intermediates for pharmaceutical and agrochemical products and for biotechnology applications.

Electronic Materials – supplier of color and black ink for ink jet printers, consumables for color photocopiers and laser printers; and organic light emitting polymers for flat panel displays.

Specialty Products – manufacture of chlorine-free and bromine-free sanitizers for pools and spas; and of preservatives, fungicides and disinfectants for industrial and consumer products, copper extraction products, pigments and additives for coatings and plastics products.

NeoResins – a supplier of water-borne resins used as binders and additives in the paint, coating, adhesives and printing ink industries.

The Stahl business, which supplied leather finishes and coatings, dyestuffs, syntans and oils, was sold in January 2002 and is now classified as discontinued.

The following tables analyze certain profit and loss and net assets items by business segment. No segment allocation has been shown for interest and taxation as they have not historically been allocated to these businesses. The accounting policies for each segment are the same as those for the consolidated business. Central costs and overheads are not allocated to individual segments. The group’s policy is to transfer products internally at external market prices.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

The tables below set out information for each of the industry segments and geographic areas of operation.

Avecia Group plc consolidated

	For the year ended December 31, 2002

	Fine Chemicals	Electronic Materials	Specialty Products	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	175.8	77.3	158.9	167.2	–	10.5	589.7
Inter-segmental sales	–	–	(0.4)	(0.1)	–	–	(0.5)
Joint venture sales	–	(13.5)	–	–	–	–	(13.5)

Sales to third parties	175.8	63.8	158.5	167.1	–	10.5	575.7

Segment operating profit before:	(4.7)	2.1	28.2	29.9	–	1.1	56.6
Share of operating profit in joint ventures	–	2.2	–	–	–	–	2.2
Profit on disposal of business	–	–	–	–	–	9.4	9.4

Segment profit before interest, taxation and minority interests	(4.7)	4.3	28.2	29.9	–	10.5	68.2

Unallocated costs							(73.4)

Group (loss) / profit before interest, taxation and minority interests							(5.2)

Net assets as at December 31, 2002	203.4	60.1	70.2	71.9	–	10.6	416.2

Unallocated net liabilities	–		–	–	–	–	(206.5)
Share of joint ventures’ net assets		10.1					10.1

Total net assets as at December 31, 2002							219.8

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill plus corporate assets and external loans.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)
	For the year ended December 31, 2001

	Fine Chemicals	Electronic Materials	Specialty Products	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	193.6	79.6	160.1	162.1	215.4	11.9	822.7
Inter-segmental sales	(0.6)	(0.6)	(1.0)	(3.5)	(1.9)	–	(7.6)
Joint venture sales	–	(11.5)	–	–	–	–	(11.5)

Sales to third parties	193.0	67.5	159.1	158.6	213.5	11.9	803.6

Segment operating profit before:	13.2	6.7	23.6	26.5	28.8	0.7	99.5
Share of operating profit in joint ventures	–	1.4	–	–	–	–	1.4
Profit on disposal of business	–	–	–	–	4.0	–	4.0

Segment profit before interest, taxation and minority interests	13.2	8.1	23.6	26.5	32.8	0.7	104.9

Unallocated costs							(51.1)

Group profit before interest, taxation and minority interests							53.8

Net assets as at December 31, 2001	203.9	65.9	89.3	70.8	95.7	14.6	540.2

Unallocated net liabilities							(279.5)
Share of joint ventures’ net assets	–	12.8	–	–	–	–	12.8

Total net assets as at December 31, 2001							273.5

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Avecia Group plc consolidated
	For the year ended December 31, 2000

	Fine Chemicals	Electronic Materials	Specialty Products	NeoResins	Stahl (Discontinued)	Other	Total

	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Turnover
Total sales	140.2	91.7	166.0	170.5	227.9	15.6	811.9
Inter-segmental sales	(1.9)	(0.9)	(1.1)	(4.6)	(2.9)	–	(11.4)
Joint venture sales	–	(10.9)	–	–	–	–	(10.9)

Sales to third parties	138.3	79.9	164.9	165.9	225.0	15.6	789.6

Segment operating profit before:	16.1	22.9	28.3	29.9	32.1	0.5	129.8
Share of operating profit in joint ventures	–	1.4	–	–	–	–	1.4

Segment profit before interest, taxation and minority interests	16.1	24.3	28.3	29.9	32.1	0.5	131.2

Unallocated costs							(55.0)

Group profit before interest, taxation and minority interests							76.2

Net assets as at December 31, 2000	168.3	77.1	91.4	68.3	98.6	27.2	530.9

Unallocated net liabilities							(229.1)
Share of joint ventures’ net assets	–	13.0	–	–	–	–	13.0

Total net assets as at December 31, 2000							314.8

Unallocated costs relate to amortization, depreciation and UK and US head office costs.

Unallocated net liabilities relate to goodwill less corporate liabilities and external loans.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Avecia Group plc consolidated
	For the year ended December 31, 2002

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	91.6	163.3	254.5	80.3	589.7
Inter-segmental sales	(0.2)	(0.3)	–	–	(0.5)
Sales to joint ventures	–	(3.2)	(10.3)	–	(13.5)

Sales to third parties	91.4	159.8	244.2	80.3	575.7

Sales by origin
Total sales	168.7	123.0	251.1	46.9	589.7
Inter-segmental sales	(0.3)	(0.1)	(0.1)	–	(0.5)
Joint venture sales	(4.4)	–	(9.1)	–	(13.5)

Sales to third parties	164.0	122.9	241.9	46.9	575.7

Segment operating profit before:	(10.5)	(14.3)	6.1	1.9	(16.8)
Share of operating profit in joint ventures	0.9	–	1.3	–	2.2
Profit on disposal of business	(15.9)	34.0	(10.6)	1.9	9.4

Segment/group profit before interest, taxation and minority interests	(25.5)	19.7	(3.2)	3.8	(5.2)

Net assets as at December 31, 2002	(33.4)	237.9	3.6	1.6	209.7

Joint ventures	6.0	–	4.1	–	10.1

Total net assets as at December 31, 2002					219.8

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2001

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	122.4	239.3	328.0	133.0	822.7
Inter-segmental sales	(1.2)	(5.1)	(1.2)	(0.1)	(7.6)
Sales to joint ventures	–	(2.9)	(8.6)	–	(11.5)

Sales to third parties	121.2	231.3	318.2	132.9	803.6

Sales by origin
Total sales	205.6	216.1	303.6	97.4	822.7
Inter-segmental sales	(1.5)	(4.8)	(1.2)	(0.1)	(7.6)
Joint venture sales	(3.2)	–	(8.3)	–	(11.5)

Sales to third parties	200.9	211.3	294.1	97.3	803.6

Segment operating profit before:	6.9	23.4	5.1	13.0	48.4
Share of operating profit in joint ventures	0.4	–	1.0	–	1.4
Profit on disposal of business	(3.6)	9.3	(1.0)	(0.7)	4.0

Segment/group profit before interest, taxation and minority interests	3.7	32.7	5.1	12.3	53.8

Net assets as at December 31, 2001	116.1	129.0	(3.4)	19.0	260.7

Joint ventures	6.9	–	5.9	–	12.8

Total net assets as at December 31, 2001					273.5

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Avecia Group plc consolidated

	For the year ended December 31, 2000

	UK	Continental Europe	The Americas	Asia, Africa and Australasia	Total

	£ million	£ million	£ million	£ million	£ million
Turnover
Sales by destination
Total sales	129.3	241.4	302.5	138.7	811.9
Inter-segmental sales	(1.2)	(7.4)	(2.7)	(0.1)	(11.4)
Sales to joint ventures	(3.0)	(0.6)	(7.3)	–	(10.9)

Sales to third parties	125.1	233.4	292.5	138.6	789.6

Sales by origin
Total sales	178.4	230.1	300.1	103.3	811.9
Inter-segmental sales	(2.8)	(6.7)	(1.9)	–	(11.4)
Joint venture sales	(3.7)	–	(7.2)	–	(10.9)

Sales to third parties	171.9	223.4	291.0	103.3	789.6

Segment operating profit before:	46.6	1.5	16.4	10.3	74.8
Share of operating profit in joint ventures	0.7	–	0.7	–	1.4

Segment/group profit before interest, taxation and minority interests	47.3	1.5	17.1	10.3	76.2

Net assets as at December 31, 2000	138.2	128.3	18.4	16.9	301.8

Joint ventures	7.2	–	5.8	–	13.0

Total net assets as at December 31, 2000					314.8

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

	Avecia Group plc Consolidated

Total assets	As at December 31, 2002	As at December 31, 2001

	£ million	£ million

Fine Chemicals	249.1	247.1
Electronic Materials	73.2	76.4
Specialty Products	94.0	108.6
NeoResins	96.2	107.9
Stahl (Discontinued)	–	132.5
Other	413.3	578.3

	925.8	1,250.8

Other includes all goodwill

	Avecia Group plc Consolidated

Capital expenditure on tangible and intangible fixed assets	For the Year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

	£ million	£ million	£ million

Fine Chemicals	34.9	34.1	23.7
Electronic Materials	4.7	3.9	8.7
Specialty Products	2.5	3.7	7.4
NeoResins	3.3	9.9	7.3
Stahl (discontinued)	–	7.7	8.2
Other	0.6	1.9	5.0

Total	46.0	61.2	60.3

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

	Avecia Group plc Consolidated

Depreciation and amortization	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

	£ million	£ million	£ million

Fine Chemicals	30.0	17.9	12.2
Electronic Materials	6.5	5.4	3.6
Specialty Products	5.4	6.5	5.9
NeoResins	6.1	6.6	6.0
Stahl (discontinued)	–	7.6	6.9
Other	54.8	45.1	44.5

Total	102.8	89.1	79.1

Included in the year ended 31 December, 2002 is £8.6 million of fixed asset impairment charge in Fine Chemicals (2001: £3.3million; 2000: nil). Other includes amortization of all goodwill.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

3	Segmental information (continued)

Geographic areas

	Avecia Group plc Consolidated

Net assets	As at December 31, 2002	As at December 31, 2001

	£ million	£ million

United Kingdom	(27.4)	123.0
Continental Europe	237.9	129.0
The Americas	7.7	2.5
Asia, Africa and Australasia	1.6	19.0

	219.8	273.5

	Avecia Group plc Consolidated

Tangible fixed assets	As at December 31, 2002	As at December 31, 2001

	£ million	£ million

United Kingdom	208.8	210.1
Continental Europe	35.9	59.7
The Americas	91.0	122.3
Asia, Africa and Australasia	0.4	9.7

	336.1	401.8

	Avecia Group plc Consolidated

Average number of employees	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

United Kingdom	1,934	1,969	2,004
Continental Europe	605	1,236	1,348
The Americas	843	1,283	1,285
Asia, Africa and Australasia	58	295	280

	3,440	4,783	4,917

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

4	Group operating profit

	Avecia Group plc Consolidated

	For the year ended December 31, 2002			For the year ended December 31, 2001
	Continuing operations	Discontinued operations	2002 Total	Continuing operations	Discontinued operations	2001 Total

	£ million	£ million	£ million	£ million	£ million	£ million
Operating costs
Cost of sales	(361.7)	–	(361.7)	(374.3)	(123.8)	(498.1)
Distribution costs	(26.9)	–	(26.9)	(25.3)	(20.7)	(46.0)
Research and development	(58.8)	–	(58.8)	(52.5)	(8.0)	(60.5)
Selling, general and administrative expenses	(152.7)	–	(152.7)	(122.6)	(32.2)	(154.8)

	(600.1)	–	(600.1)	(574.7)	(184.7)	(759.4)

Other operating income
Royalty income	0.8	–	0.8	0.1	–	0.1
Other income	6.8	–	6.8	4.1	–	4.1

	7.6	–	7.6	4.2	–	4.2

Total charge for depreciation, amortization and impairment included above	(101.8)	–	(101.7)	(79.9)	(7.6)	(87.5)

	Avecia Group plc Consolidated

	For the year ended December 31, 2000
	Continuing operations	Discontinued operations	Total

	£ million	£ million	£ million
Operating costs
Cost of sales	(330.5)	(130.2)	(460.7)
Distribution costs	(22.9)	(19.8)	(42.7)
Research and development	(47.0)	(8.1)	(55.1)
Selling, general and administrative expenses	(125.1)	(35.1)	(160.2)

	(525.5)	(193.2)	(718.7)

Other operating income
Royalty income	–	–	–
Other income	3.6	0.3	3.9

	3.6	0.3	3.9

Total charge for depreciation, amortisation and impairment included above	(71.1)	(6.9)	(78.0)

Selling, general and administrative expenses includes restructuring and site closure costs of £11.1m (2001: nil; 2000: nil), goodwill impairment of £21.5m (2001: nil) and fixed assets impairment of £8.6m (2001 : £3.3m; 2000: nil).

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

5	Profit on disposal of business

In January 2002 the Group completed the sale of the Stahl business.

The principal effects on the reported results are as follows:

2002 £ million
Cash flow
Cash disposed	(3.7)
Sale of business	201.4

Profit on disposal
Goodwill written off on disposal	124.1
Net assets disposed	84.8
Disposal costs	7.4
Profit on disposal	9.0
Cash/overdrafts disposed	3.7
Minority interest	(1.1)

227.9

Consideration Cash	207.4
Deferred	20.5

227.9

Additionally the group reported £0.4m profit and received £2.0m deferred consideration relating to the sale of Novacote in 2001.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

6	(Loss)/profit on ordinary activities before taxation

	Avecia Group plc Consolidated

	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

	£ million	£ million	£ million
(Loss)/profit on ordinary activities before taxation is stated after charging
Auditors’ remuneration:
Group – audit	0.4	0.4	0.4
– fees paid to the auditors and their associates in respect of other services	–	0.1	0.1
Depreciation and other amounts written off tangible fixed assets:
Owned	39.1	41.0	35.1
Leased	0.3	0.8	0.7
Impairment of tangible fixed assets	8.6	3.3	–
Impairment of goodwill	21.5	–	–
Amortization of goodwill	30.7	41.8	41.4
Amortization of goodwill for joint ventures	1.0	1.1	1.1
Amortization of intellectual property rights	1.6	1.1	0.8
Exchange losses	1.4	–	0.8
Other operating leases	–	0.3	0.4
Research and development expenditure	58.8	60.5	55.1

after crediting
Exchange gains	33.1	0.1	2.1

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

7	Other interest receivable and similar income

	Avecia Group plc Consolidated

	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

	£ million	£ million	£ million

Net exchange gains	32.6	–	–
On bank deposits	1.9	2.0	2.8
Other	–	0.5	0.9
Share of net interest receivable from joint ventures	–	0.1	0.1

	34.5	2.6	3.8

8	Interest payable and similar charges

	Avecia Group plc Consolidated

	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

	£ million	£ million	£ million

Net exchange losses	1.5	5.1	24.6
On bank loans and overdrafts	15.1	34.5	34.8
On all other loans	41.9	42.2	43.3
Amortization of finance fees	6.4	6.6	4.2
Finance charges payable in respect of finance leases and hire purchase contracts	0.4	0.5	0.5
Losses on early repayments of debt	0.1	–	–

	65.4	88.9	107.4

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

9	Creditors: amounts falling due within one year
	Avecia Group plc

	December 31, 2002	December 31, 2001

	£ million	£ million

Bank loans and overdrafts	26.4	22.2
Obligations under finance leases and hire purchase contracts	0.7	0.8
Trade creditors	53.6	66.1
Taxation and social security	10.4	25.0
Other creditors	6.3	7.3
Accruals and deferred income	29.7	33.9

	127.1	155.3

Bank loans at December 31, 2002 are shown net of finance costs of £4.2 million (2001: £5.1 million) which are being amortized over the life of the debt.

10	Creditors: amounts falling due after more than one year

	Avecia Group plc

	December 31, 2002	December 31, 2001

	£ million	£ million

Bank loans and overdrafts	210.3	417.4
Other loans	324.5	359.2
Amounts owed to related undertakings	2.2	2.1
Obligations under finance leases and hire purchase contracts	5.6	5.8
Other creditors	1.2	3.5
Accruals and deferred income	1.5	2.2

	545.3	790.2

Bank loans and other loans as at December 31, 2002 are shown net of finance costs of £16.2 million (2001: £20.1 million) which are being amortized over the life of the debt.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

11	Borrowings, financial instruments and risk management

Analysis of debt shown net of unamortized issuance costs

	Avecia Group plc

	Gross repayable December 31, 2002	Net of fees December 31, 2002

	£ million	£ million
Debt can be analyzed as falling due:
In one year or less, or on demand	30.6	26.4
Between one and two years	33.8	29.6
Between two and three years	45.1	40.9
Between three and four years	52.4	49.3
Between four and five years	53.8	51.8
In five years or more	365.9	363.2

	581.6	561.2

Amounts repayable in more than five years:

	Gross repayable December 31, 2002	Net of fees December 31, 2002

	£ million	£ million
Term A Loan	–	–
Term B Loan	–	–
Term C Loan	28.9	28.8
High Yield Bonds	337.0	334.4

	365.9	363.2

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

11	Borrowings, financial instruments and risk management (continued)

	Avecia Group plc

	Gross repayable December 31, 2001	Net of fees December 31, 2001

	£ million	£ million
Debt can be analyzed as falling due:
In one year or less, or on demand	27.3	22.2
Between one and two years	47.4	42.4
Between two and three years	56.9	52.4
Between three and four years	75.9	72.7
Between four and five years	92.9	90.2
In five years or more	523.7	519.0

	824.1	798.9

Amounts repayable in more than five years:

	Gross repayable December 31, 2001	Net of fees December 31, 2001

	£ million	£ million
Term A Loan	–	–
Term B Loan	60.8	60.8
Term C Loan	91.0	90.4
High Yield Bonds	371.9	367.8

	523.7	519.0

Debt is repayable between 2003 and 2008. Approximately 60% (2001: 50%) of the term debt is fixed or capped at rates between 4.0% (2001: 3.8%) and 6.5% (2001: 6.5%). The balance carries interest at LIBOR plus a margin of between 2% and 3%. The High Yield Bond is repayable in 2009 and interest is fixed at 11%. The debt listed above is shown in order of priority. The difference between net and gross repayable is unamortised fees.

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

12	Acquisitions

The group acquired the remaining 85% of Covion Organic Semiconductors Gmbh which it did not already own on 31 December 2001 for a consideration of €4.6m (£2.9m). The acquisition method of accounting was applied. The resulting goodwill was capitalized to be written off over 15 years. Consideration of €2.1m (£1.3m) was paid in March 2002. A further €2.5m (£1.6m) is due in March 2003.

In March 2002 Avecia acquired the whole trade and assets of Biomonomer Technologies Inc for a consideration of £0.4m with further deferred consideration of £0.3m expected to be paid in 2004/5.

The group made a further acquisition of intellectual property (including the granting of an exclusive license by Michigan State University over intellectual property previously exclusively licensed to Synthon) and stocks from Synthon Chiragenics Corporation on 11 December 2002 for a total purchase price of $2.5 million (£1.6 million). The impact on the group balance sheet was as follows.

Book value and Fair Value
£m
Intangible fixed assets	0.6
Current assets	0.4

Net assets	1.0
Goodwill	0.6

Purchase consideration and cost of acquisition	1.6

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

13	Net cash inflow from operating activities

	Avecia Group plc Consolidated

	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000

	£ million	£ million	£ million
Operating (loss)/profit	(16.8)	48.4	74.8
Non cash items	3.6	(3.8)	(0.1)
Depreciation, amortization and impairment charges	101.8	87.5	78.0
Increase in provision for pensions and similar obligations	0.9	3.1	2.1
Decrease in environmental provision	(0.1)	(1.2)	(0.5)
Increase in other provisions	10.8	1.9	–
(Profit)/loss on sale of fixed assets	(0.7)	(0.2)	0.1
(Increase)/decrease in stocks	8.7	(0.9)	(22.0)
Decrease in debtors	1.1	16.5	1.5
(Decrease)/increase in creditors	(1.5)	(30.8)	13.3

Net cash inflow from operating activities	107.8	120.5	147.2

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

14 Analysis of cash flows

	Avecia Group plc Consolidated

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2002	2002	2001	2001	2000	2000

	£ million	£ million	£ million	£ million	£ million	£ million
Dividends from joint ventures and associates
Joint ventures	5.5		2.9		2.7

		5.5		2.9		2.7

Returns on investment and servicing of finance
Interest received	1.9		3.3		3.1
Interest paid	(58.4)		(76.2)		(77.2)
Interest element of finance lease rental payments	(0.4)		(0.4)		(0.5)

		(56.9)		(73.3)		(74.6)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(42.9)		(59.9)		(59.2)
Purchase of intangible fixed assets	(0.3)		(2.7)		(5.0)
Sale of tangible fixed assets	0.1		0.5		–

		(43.1)		(62.1)		(64.2)

Avecia Group plc
Year ended December 31, 2002

Notes to the consolidated financial statements (continued)

14 Analysis of cash flows (continued)

	Avecia Group plc Consolidated
	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2002	2002	2001	2001	2000	2000

	£ million	£ million	£ million	£ million	£ million	£ million
Acquisitions and disposals
Purchase of subsidiary undertaking	(3.4)		(2.6)		(36.9)
Net cash acquired/(disposed) with subsidiary	(3.7)		0.5		0.3
Purchase of interest in joint ventures and other investments	–		–		–
Disposal of subsidiary undertaking	203.3		33.2		–

		196.2		31.1		(36.6)

Financing
Loans to related parties	0.1		(0.1)		(2.4)
Loans repaid by related parties	–		–		–
Debt due within one year:
New loan repayable in 2002	39.0		63.0		26.0
Loan repayments	(239.4)		(82.6)		(35.5)
Capital element of finance lease rental payments	(0.9)		(0.6)		(0.6)
Exchange and translation effects	–		–		–

		(201.2)		(20.3)		(12.5)

Transfers of cash by certain subsidiary undertakings are restricted to specific purposes under the terms of certain financing agreements.